                                       Filed by WellPoint Health Networks Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                        of the Securities Exchange Act of 1934

                                Subject Company: WellPoint Health Networks Inc.

                                                     Commission File No. 1-13083

This filing contains certain forward-looking information about Anthem, Inc. ("Anthem"), WellPoint Health Networks Inc. ("WellPoint") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem's and WellPoint's various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

This filing may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, Anthem has filed on November 26, 2003 a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. Anthem will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem's Current Report on Form 8-K, filed with the SEC on October 27, 2003, contains information regarding Anthem's participants and their interests in the solicitation. Information concerning WellPoint's participants is set forth in the proxy statement, dated March 31, 2003, for WellPoint's 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem's and WellPoint's participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

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Following is a transcript of a conference call held by WellPoint Health
Networks Inc. on January 7, 2004.

                                     (more)


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WELLPOINT HEALTH NETWORKS INC.
CONFERENCE CALL TRANSCRIPT
JANUARY 7, 2004
11:00 A.M. EASTERN TIME

OPERATOR

Ladies and gentlemen, thank you for standing by and welcome to WellPoint's 2004 earnings guidance conference call. This call is being recorded. At this time, all participants are in a listen-only mode. There will be a question and answer session at the conclusion of the speakers' remarks. In order to ask a question, please press the star key, then the number 1 on your telephone keypad. To withdraw your question, please press the pound key. I would now like to turn the conference over to Mr. David Colby, WellPoint's Executive Vice President and Chief Financial Officer. Please go ahead, Mr. Colby.

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Thank you and good morning to everybody out there and I appreciate your willingness to participate in this call while we try to help you with your models for 2004 WellPoint financial performance. Before I start, I need to read what the lawyers have handed me, which is a safe harbor statement saying that during this call, I will comment upon expected pricing and cost trends and will make other projections and forward-looking statements about WellPoint's future financial performance. These forward-looking statements are predictions based on current circumstances and events. These statements involve a number of risks and uncertainties that may cause actual results to differ materially from those projected. Factors that can cause actual results to differ are discussed in our Form 10-K and other periodic filings with the SEC. These factors include rising health care costs, trends in medical care ratios, delays in regulatory approvals for pending transactions, operational and other difficulties associated with integrating acquired businesses, and general regulatory issues.

This presentation may be deemed to be a solicitation material with respect to the proposed transaction between Anthem, Inc. and WellPoint. In connection with the proposed transaction, Anthem has filed with the SEC a registration statement on Form S-4, which contains a preliminary proxy statement/prospectus regarding the proposed transaction. The information contained in the preliminary proxy statement/prospectus is not complete and may be changed. When it becomes available, the final proxy statement/prospectus will be sent to the stockholders of WellPoint and the shareholders of Anthem seeking their respective approvals of the proposed transaction. Holders of the WellPoint and Anthem common stock are encouraged to read the final proxy statement/prospectus because it will contain important information about the proposed transaction.

The final proxy statement/prospectus and all other documents filed or to be filed by Anthem or WellPoint with the SEC are or will be available for free both on the SEC's website, www.sec.gov and from Anthem's and WellPoint's respective corporate secretaries. WellPoint and Anthem and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of WellPoint's and Anthem's directors and executive officers will be included in the final proxy statement/prospectus. Now that I've taken up half the conference call reading what the lawyers want, let me turn to the agenda for the call, which is threefold.

First, I want to discuss our recently raised earnings guidance for 2003. Then I would like to provide 2004 quarterly guidance for WellPoint's financial performance, including the impact of the Cobalt transaction for 12 months, versus just the fourth quarter in 2003. And finally, I would like to, you know, spend some time to respond to questions that you all may have regarding the 2004, you know, guidance. I do want to point out that the guidance provided in this call is for WellPoint on a stand-alone basis and does not reflect the impact of the previously announced merger with Anthem, Inc. We continue to believe that merger will be completed in mid-2004.

Let me turn to our guidance. First, with regard to 2003: Although we have not closed the books for December and completed all year-end accounting procedures, we did, yesterday, increase our fourth quarter 2003 earnings estimate to $1.72 per diluted share. This results in 2003 earnings per share of approximately $6.15, which compares favorably with guidance we gave at the beginning of 2003 of $5.10. The primary reason for the favorable variance in 2003 was slightly lower medical cost trend than expected, improved productivity resulting in a lower SG&A ratio, and some accretion from the Cobalt merger. During 2003, we were able to price products to cover medical trends, as evidenced by a slightly lower medical care ratio; and we were able to achieve the expected benefits of our technology investments as shown by a lower SG&A ratio.

Specifically, we expect 2003 financial results to be approximately as follows. In terms of revenues, we expect 2003 premium revenues of $19.2 billion and management services revenue of $940 million. Enrollment for the year is expected to increase by 6.8%, primarily due to the Cobalt merger. The medical care ratio is expected to be 80.6% in 2003, slightly better than prior guidance due to lower medical cost trends. In terms of SG&A ratio, the 2003 SG&A ratio is expected to be 16.3%, once again down from the prior year 2002. In terms of net other expense expected to be approximately $30 million, investment income reported for the year is expected to total $260 million, reflecting higher invested balances but lower interest rates, and our interest expense is expected to be $53 million. Assuming 151.5 million average shares outstanding on a fully diluted basis for the year, a 40% tax rate, and the previously mentioned assumptions, fully diluted earnings per share for 2003 should be approximately $6.15.

Let me turn now to 2004 guidance. And in this, when I refer to 2003 data it does represent the estimates that I just recently provided. We expect to grow 2004 earnings per share by 15.5%, which represents our targeted 15% growth rate plus some additional accretion from the former Cobalt entities. In terms of enrollment growth, overall we expect enrollment growth to be approximately 4% during 2004, broken down as follows. In California, we expect our large group operation to grow by about 4%, and individual and small group to grow approximately 3.5%. In Georgia, our large group is expected to grow at approximately 5.5%, and individual and small group should grow just over 5%. In Missouri, large group is expected to grow at about 4.5%, and individual and small group should grow approximately 5%. In Wisconsin, large group is expected to grow at 4%, and individual and small group should grow at about 5%.

Outside California, Georgia, Missouri and Wisconsin, large group is expected to remain flat as continued UNICARE large group attrition in non-strategic states is offset by growth in HealthLink membership. Individual and small group membership in these other areas should grow at about 7.5%. In terms of premium revenues, we expect premium revenues to increase from the $19.2 billion in 2003 to $22.3 billion in 2004, an annual increase of 16% due to the addition of Cobalt for nine more months, expected enrollment growth, and rate increases. Quarterly revenues should increase from $5.3 billion in the first quarter of 2004 to $5.8 billion by the fourth quarter of 2004. Management services fees should have a 24.4% annual increase from $940 million in 2003 to $1,172,000,000 in 2004. Quarterly figures should also grow from $285 million in the first quarter of 2004 to $300 million in the fourth quarter of 2004.

In terms of the medical care ratio, the annual medical care ratio will increase from 80.6% in 2003 to 81.5% in 2004, due to the impact of the Cobalt acquisition for a full year, an assumed 150 basis point increase in the medical care ratio for our Medi-Cal members, and a slightly higher growth rate for products that experience a higher-than-average medical care ratio. The quarterly progression for the medical care ratio is as follows: first quarter of 2004 we expect it to be 81.1%, which will be the lowest throughout the year due to the increase in deductibles; in the second quarter, it should increase slightly to 81.2%; in the third quarter, again, as deductibles are met it should increase to 81.6%; and then the fourth quarter, you know, should have the highest medical care ratio because of, again, people trying to use services before the new deductible starts of about 82.0%.

In terms of the SG&A ratio, the annual SG&A ratio is expected to decline from 16.3% in 2003 to 15.5% in 2004. This decline is due to productivity gains as we leverage our technology and investments to level costs, and by spreading fixed G&A expenses over a larger membership base. The quarterly 2004 selling, general and administrative expense ratio is expected to decline from 16.5% in the first quarter to 14.6% by the fourth quarter. If you go through these numbers, in 2003 and 2004, we will expect to take about 123 basis points out of our SG&A ratio. Other expenses net, this line item which is primarily amortization of intangible assets, is expected to be approximately $12 million per quarter in 2004; and we do not expect any charge related to goodwill impairment in 2004. In terms of investment income, assuming net realized gains of zero, it is expected to be about $290 million in 2004 with quarterly increases from $68 million in the first quarter of 2004, to $77 million by the fourth quarter of 2004. This does represent about a 4.5% return on the investment portfolio.

In terms of interest expense, interest expense is expected to be approximately $19 million per quarter or $76 million for the year in 2004. For the purposes of this guidance, we have assumed that excess cash flow would be used to fund WellPoint stock repurchases for its employee benefit plans, that is, no change to fully diluted shares outstanding during the year; and the remainder held in our investment portfolio, that is, no debt repayments.

In terms of tax rate, we expect WellPoint's 2004 effective tax rate to remain at 40%, consistent with 2003. And then when you turn to earnings per share, using these assumptions and assuming that weighted shares outstanding on a fully diluted basis remain at 156.6 million each quarter, WellPoint's 2004 earnings per share should be approximately $7.10. Broken down by quarter and reflecting the seasonality of the higher deductible plans it would look like this: The first quarter we expect to be about $1.55, which will be a 20.2% year-over-year increase. The second quarter increasing to about $1.72, a 15.4% year-over-year increase. The third quarter will be $1.88, a 15.3% year-over-year increase. And the fourth quarter 2004, $1.95, which would be a 14% increase year-over-year. In terms of operating cash flow, although net income is expected to be $1,110,000,000 in 2004, we expect operating cash flow to exceed net income and be approximately $1.4 billion during the year.

With that, I am now available to, you know, answer any questions regarding WellPoint's 2004 guidance that was just discussed. If you missed any of the specific number guidance I gave, please feel free to call John Cygul or Angie McCabe, in our Investor Relations department, where they can go over that with you. We will also have a replay of this call available through January 14 by calling 1-800-642-1687. The passcode is 4317289. That way if you missed any of the specific numbers, you can pick it up there. So, operator, with that I'd be happy to answer any questions that people on the phone have.

QUESTION AND ANSWER

OPERATOR

Ladies and gentlemen, we will now open up the call for questions and answers. In order to ask a question, please press the star key and then the number 1 on your telephone keypad. To withdraw your question, please press the pound key. Please limit your questions to two per person. Thank you. Your first question comes from Josh Raskin with Lehman Brothers.

JOSH RASKIN - LEHMAN BROTHERS - ANALYST

Hi, good morning, Dave.

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Good morning, Josh.

JOSH RASKIN - LEHMAN BROTHERS - ANALYST

Two quick questions, the first is just, you briefly mentioned in your Medicaid -- your Medi-Cal, I'm sorry -- assumptions were for another 150 basis point increase. I guess the questions there are: one, what was the increase in the MLR? What did it turn out to be for full year '03? And then if you could give us a little bit more color as to your expectations? And obviously understanding that the governor is going through the budget as we speak for '04.

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Yeah, I mean the California budget will be a challenge, I mean Governor Schwarzenegger, that's hard to say -- had his State of the State speech last night and obviously has challenges, but, you know, I think he's providing, you know, good leadership in the state. Year-over-year, you know, Medi-Cal did not have as big an increase in medical care ratio as our earlier-in-the-year guidance. Things did turn out to be a little bit better than what we had anticipated. I think we had guided last year for about a 150 basis point increase in medical care ratio and got less than a 100 basis point, you know, increase. But I do think we still have budget issues. I think we obviously have a well-structured Medi-Cal program here in terms of our network relationships that buffer some of it, but, I think it is prudent for us to, you know, assume and plan for a slightly higher medical care ratio in that book of business.

JOSH RASKIN - LEHMAN BROTHERS - ANALYST

Okay, so it's -- it sounds like just sort of conservativism to start the year, but obviously we don't have much in terms of the facts yet for the program coming up.

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

You could have given my line, that's exactly my feelings.

JOSH RASKIN - LEHMAN BROTHERS - ANALYST

Okay. Second question is just -- can you, Dave, sort of spell out better your assumptions for actual premium yields and cost trends? And if we could do it maybe in California and then all other, if it's easier?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Yeah, I can give it to you overall, where, you know, this year we had been guiding throughout the year, I think beginning of the year, in the 10 to 12% range, and certainly in the third quarter we said it actually started coming down. If you go through these, you know, numbers, what you will see implied is a premium and cost trend of just less than 10%. I think that is a, you know, big positive. Some of the bears will say, oh my God, you're not getting double-digit premium increases. Well, my response is as long as I'm not getting double-digit cost increases, that's pretty good because I think as you go through these numbers, our margins are still doing quite well and slightly improving. So, I feel, you know, very good about the environment out there, I think it's actually good from a long-term perspective if we can get trend back into, you know, single digits, albeit at the very high end of single digits. And we're seeing it, you know, pretty, uniform. There is a lot of fluctuation between different products in terms of their experience, but overall I think you will see in 2004 just less than 10% revenue in cost trends.

JOSH RASKIN - LEHMAN BROTHERS - ANALYST

Okay, and then I guess in terms of tying that back to your medical loss, your medical care ratio guidance, which is up 90 basis points, should we think about it as the increase just because you've got nine months of Cobalt additional impact plus some Medi-Cal as well? And then cost and premiums sort of in line matching each other? Or is there a mismatch there, as well?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

No, I think what you'd say is Cobalt, you know, does run a higher medical care ratio than the average for our company and that brings it up by, you know, including it for a full year. We do have the Medi-Cal operation, which is, you know, a relatively small portion of our business, that's going to see an increase. If you look at the guidance I gave in terms of enrollment growth you can see the positive thing is that every one of our markets is growing and is expected to grow. None are, you know, going down. But some of the higher growth is in, you know, markets where we do also run a slightly higher medical care ratio. Georgia does not run quite as low as California and we're seeing more growth in Georgia, a little bit more growth in Missouri and, you know, we're turning around, you know, declining enrollment, you know, in Wisconsin. So I think that is really more the cause of the 90 basis points, if you actually looked product by product; we believe that, you know, we're pricing to cover, you know, trend.

JOSH RASKIN - LEHMAN BROTHERS - ANALYST

Okay. So underlying trends would be even, it's just that we've got a couple of sort of, you know, external -- not external, but additional factors that are creating an increase in the overall corporate MLR.

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Yes, that's right. And if you look at the overall margins, you know, we're still making more money.

OPERATOR

Our next question is from Charles Boorady with Smith Barney.

CHARLES BOORADY - SMITH BARNEY - ANALYST

Thanks, good morning. First question, just conceptually with '03 results being much stronger, you know, especially in the last quarter, than expected -- why aren't we looking a little more optimistically at '04's results?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Because I'm conservative by nature.

CHARLES BOORADY - SMITH BARNEY - ANALYST

Okay. Great. Well, you know, and specifically, given the guidance, you know, the detailed guidance you just gave, Dave, where would you say you're being the most conservative in terms of not building in some of the strong momentum that you saw in -- or stronger-than-expected momentum you saw building up in the fourth quarter of '03?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Well, I think, you know, the opportunities, you know, that we have are -- I continue to believe that if we stay, you know, focused as a management team, that we can see, you know, the administrative expense ratio, you know, decline. That is a big priority for this company to try to make our plans more affordable. And we have made some significant -- since we've had a good year this year -- we have made some significant investments in the technology, you know, side, that we really think will have a benefit, not just, you know, spending it to spend it, but to spend it because I think we will see some benefits in the out years. I think those, you know, benefits will also help us when we get to the integration of, you know, WellPoint and Anthem. I think there is, you know, also some, you know, opportunity on the pricing side. I mean, you know, trend is, you know, coming down. It's still high, you know, we're still seeing 16% revenue per year growth, which is fairly significant. And, you know, a lot will depend on whether that continues to come down or stabilize. I don't see too much out there that's going to start driving it the other way.

CHARLES BOORADY - SMITH BARNEY - ANALYST

Okay. And different topic, in terms of your Medicare+Choice or soon to be called Medicare Advantage --

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Right.

CHARLES BOORADY  - SMITH BARNEY - ANALYST

In light of the -- you know, the new -- the new law, do you plan to step up marketing efforts now for Medicare+Choice? And should we look for some offsetting higher SG&A spend on things like marketing and any de novo start-ups?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

I think that, you know, we are, you know, we're still going through that bill. That thing was like 1,000 pages, you know, long to try to figure out and they're slowly but surely putting out regulations, you know, regarding it. One of the advantages of our organizational structure of, you know, somebody being responsible for our, you know, senior business, you know, Joan Herman and her group are delving into that to figure out all the opportunities that make sense for us to participate in from drug card, to as a Medicare contractor, to new products and programs and while we are by nature, again, from the tone at our talk cautious on, you know, government programs, you know, we do think that there are, you know, opportunities in that bill. How great those opportunities are is still to be flushed out.

CHARLES BOORADY - SMITH BARNEY - ANALYST

Yeah. Can you scope out for us or just give us a ballpark on your exposure now to Medigap and to Medicare+Choice in terms of, you know, rough profits or contribution to your earnings.

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

We never really have gotten into, you know, that level of detail, but we have reported the membership there. Obviously Medigap, you know, is profitable. It is a very low premium option. So, those members on a PMPM basis aren't nearly as profitable as a commercial life or something, but it is profitable business and we think some of the provisions that are with Medigap will still make that a very viable product.

OPERATOR

Our next question is from John Rex with Bear Stearns.

JOHN REX - BEAR STEARNS - ANALYST

Good morning. First just a follow-up question on Medi-Cal and the assumptions you built in, in terms of the 150 basis point deterioration. So, are you taking kind of the scenario that the governor has laid out right now for a rate decrease? Kind of going to -- similar to what you did last year at this time when you had to build this in. Are you going to the top level of that scenario?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Yes, we are on a fairly conservative, you know, side that, which I think --

JOHN REX - BEAR STEARNS - ANALYST

An additional 10%, right? Is that what...

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

I forget exactly what the exact number is, but it's close to that.

JOHN REX - BEAR STEARNS - ANALYST

So, you'd be going at least somewhere close to where he is on that.

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Yes.

JOHN REX - BEAR STEARNS - ANALYST

Okay. And can you just size for us somewhat also the magnitude of accretion in the 4Q and what you're thinking for '04 from Cobalt?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Cobalt, a couple of cents.

JOHN REX - BEAR STEARNS - ANALYST

In the 4Q?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Yes. And then it should add a little more in 2004, I mean I wish it was -- it's turning out to be a very nice, you know, transaction. I think Becky and her team are doing a great job of getting it integrated and getting momentum for 2004. Unfortunately, you know, WellPoint's gotten so large, where even a Cobalt -- it's hard to get to be that material.

JOHN REX - BEAR STEARNS - ANALYST

Right. Right. In terms of the two months of data you've seen from 4Q, and looking at the prior period reserve developments, are you still comfortable that we're going to be in about the same magnitude of prior period developments that we were a year ago as you do your lookback to '03 now?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Yes, absolutely. I think, as you know in terms of those developments we filed it through nine months in our third quarter Form 10-Q; and, you know, by nine months out you just don't see a whole lot of changes between that and the fourth quarter. So, you should see, you know, pretty consistent, probably slightly higher development in 2003 than you saw in 2002. Again, we continue to use -- I think the important thing I've tried to communicate is a very consistent reserving methodology.

JOHN REX - BEAR STEARNS - ANALYST

Would it be fair to say -- I would assume a good chunk of the 15 cents in 4Q is from earlier periods in '03 now that you've closed out those periods, as you would typically get - is that fair?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Some of it would be that because, you know, with medical trend coming down, if you were to try to, you know, factor it -- I mean some of the improvement may be from earlier quarters in 2003. None of it would be from 2002 really.

JOHN REX - BEAR STEARNS - ANALYST

Right. Okay. Great. Thank you.

OPERATOR

Our next question is from Christine Arnold with Morgan Stanley.

CHRISTINE ARNOLD - MORGAN STANLEY - ANALYST

Good morning. Could you highlight what the final yields and medical trend was for 2003, and then I have a follow-up.

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Yeah, 2003 was pretty close to what we had guided for. I think we had guided for about 10 to 12% depending on the geography; and we saw about a 100 basis point decline in the third quarter, which, obviously this guidance, you know, shows it to continue. So, we were probably about 50 basis points, you know, lower than what we had guided for in 2003.

CHRISTINE ARNOLD - MORGAN STANLEY - ANALYST

So, 50 basis points off the mid-point?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Yeah, there was more of a range, you know, last year. This year we seem to be in a much tighter range based on geography.

CHRISTINE ARNOLD - MORGAN STANLEY - ANALYST

So, it looks like we're seeing about 10.5% trends and rates in '03 and we're expecting to be under 10 in '04; so you're expecting continued deceleration in trend, is that the right way to look at it?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

That's correct.

CHRISTINE ARNOLD - MORGAN STANLEY - ANALYST

Hello?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Yes.

CHRISTINE ARNOLD - MORGAN STANLEY - ANALYST

Okay.

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

That is true. I mean what -- you know -- it's not necessarily continued deceleration from where it is now, but because part of 2003 was at a higher - the latter part at a lower, the average rate is higher than the current year rate is.

CHRISTINE ARNOLD - MORGAN STANLEY - ANALYST

Okay. So at least stabilization, maybe some deceleration. Where are you seeing help on the medical trend side?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Medical trend help for us is the pharmaceutical costs are, you know, are helping. We are seeing some reduced trend there and particularly in the outpatient side as we put more, you know, focus on it. In terms of inpatient hospitalization and physician services, we are seeing fairly consistent trend from 2003 into 2004.

CHRISTINE ARNOLD - MORGAN STANLEY - ANALYST

On both utilization and price for the doctor and patient side? Sorry?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Yes.

CHRISTINE ARNOLD - MORGAN STANLEY - ANALYST

Okay. Perfect. Great, thank you very much.

OPERATOR

Our next question is from Patrick Hojlo with CSFB.

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Good morning, Patrick.

PATRICK HOJLO - CREDIT SUISSE FIRST BOSTON - ANALYST

Good morning. David, can you just clarify for me the commentary you gave regarding premium yield for '04 and cost trends for '04, as expected. Just to confirm -- it sounds like you're assuming premium yields just about in line with what your cost trend is and you're not assuming any continuation of the deceleration of cost trends. Is that fair?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

We are assuming some slight, you know, deceleration, most of it I think we've already seen in the third and fourth quarter but, you know, what I have said is that we are now looking at cost trends for 2004 that are just below -- you know, 10% and you are seeing pricing that pretty much reflects that. If you took out some of the factors of higher MCR and Medi-Cal, the impact of Cobalt for a full year and some of the growth being some of our higher medical care ratio geographies, you'd actually see a relatively flat medical care ratio.

PATRICK HOJLO - CREDIT SUISSE FIRST BOSTON - ANALYST

Okay. Shifting focus to G&A, can you talk about where you might get some upside there, particularly when you think about the Cobalt synergies --

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Well, the Cobalt synergies we think are, you know, certainly real. The magnitude of synergies at Cobalt, while they're big there, unfortunately on our total size are not that material, $15 million just doesn't, you know -- doesn't show up real easy. I think the big opportunity for us is we are doing, you know, more things from an information technology platform where we are getting, you know, much more companywide applications in terms of not just medical management and Internet and customer service, membership systems that allow us to spread work, you know, around better and improve productivity. And we've already started to see some benefits of it and I expect to continue to see those benefits in 2004. I think, again, as I said on the call -- or before...

You know, one of the other benefits of these investments is I think we have an excellent platform as we go through this merger with Anthem to do an integration as seamlessly as possible from a systems side, which is what, you know, everybody's concern is. And, you know, we're certainly cognizant of that. We will be able to get, you know, the synergies we identified in the Anthem merger with no big bang, you know, totally disrupting the claim system.

PATRICK HOJLO - CREDIT SUISSE FIRST BOSTON - ANALYST

Great. Thanks a lot.

OPERATOR

Our next question is from Michael Baker with Raymond James.

MICHAEL BAKER - RAYMOND JAMES - ANALYST

Yes, I was wondering if you could give us a sense for cancer's contribution to your medical trend, and in light of some recent government changes there, what kind of response you might try and adopt?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

I assume you're talking about office injectibles --

MICHAEL BAKER - RAYMOND JAMES - ANALYST

Yeah, and also it gets into physician payments, et cetera; but I was just more generally trying to get a sense for, you know, how aggressively you might be going after that? And is that a big enough opportunity for you?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Yeah, you know, it's -- one of those opportunities where if you don't -- if you looked at it as a percentage of total it would probably be hard to make the radar screen, but, you know, you pick a dozen of them and they, you know, actually add up to some real money. Many of you who have followed some of the comments that Rob Seidman has talked about in our pharmacy management area, physician injectibles and those types of specialties, you know, are things that we're focusing on. One of the reasons for lower drug trend is some of the activities that Rob and his people are putting, you know, in place. And so, you know, it is something that we're constantly focused on. It's hard to highlight because we're also doing so many other things to run it.

MICHAEL BAKER - RAYMOND JAMES - ANALYST

Finally, on the pharmacy side, as well. Can you give us some basic sense of how Prilosec is shaping up as a relative opportunity to what you saw in Claritin?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

We're actually seeing, you know, very good performance there. I will have to -- I don't have the numbers in front of me, what maybe we will do is if people are interested is get the numbers for the earnings call at the end of the month.

MICHAEL BAKER - RAYMOND JAMES - ANALYST

Thanks, I really appreciate it.

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

I know people would be interested. We will try to, you know, put that in because while, you know, Prilosec and that movement, you know, clinically is a much more difficult one than Claritin; I think, you know, the one thing about high health care costs, it has made people much more sensitive to, you know, the cost benefit equation in health care and even though that movement is a harder clinical movement, you know, we have seen very good support from members asking and from our provider community.

MICHAEL BAKER - RAYMOND JAMES - ANALYST

And just one final one, can you give us a sense of your Medicaid enrollment assumption?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Medicaid enrollment, you know, assumption is relatively flat.

MICHAEL BAKER - RAYMOND JAMES - ANALYST

Thank you very much.

OPERATOR

Our next question is from Doug Simpson with Merrill Lynch.

DOUG SIMPSON - MERRILL LYNCH - ANALYST

Thanks. Good morning. Could you just lay out what your expectations are for PBM membership embedded in the forecast for '04, and any color on your expectations there?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Yeah, we expect to, you know, the PBM, you know, to continue to grow in terms of the actual specialty membership. I think the growth number was just north of 5% or so.

DOUG SIMPSON - MERRILL LYNCH - ANALYST

Okay. And maybe could you just give us a sense, there's been a lot in the press, obviously, about the flu, to what extent you saw any impact in the first part of this quarter and if you haven't, kind of where it stands today?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Obviously, you know, we have been tracking it fairly aggressively, monitoring it, along with, in the fourth quarter, the fires in California in terms of asthma and pulmonary stuff. I think, you know, it would be safe to say that it's probably been a very small uptick in physician business; primarily with kids, mothers don't want to not go to the pediatrician now and all of that is reflected in the guidance that we gave for the fourth quarter. So, there's probably some impact, but again dealing with a commercial population, you know, the additional costs for us with the flu is not heavy hospitalizations or anything, it is primarily just physician visits, which tend not to have that material an impact; and, you know, the impact that we are seeing is reflected in the $1.72 that we guided now for the fourth quarter.

DOUG SIMPSON - MERRILL LYNCH - ANALYST

Thank you.

OPERATOR

Our next question is from Adam Miller with Williams Capital Group.

ADAM MILLER - WILLIAMS CAPITAL GROUP - ANALYST

Yes, good morning.

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Good morning, Adam.

ADAM MILLER - WILLIAMS CAPITAL GROUP - ANALYST

I have a question about Georgia. I know that you had released a couple of years ago that you expected the Georgia State Employees contract to end this year and it's about 471,000. Where are we ending up on the year in the state of Georgia on membership? And where's the growth coming up from for next year?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Yeah, you know, we do not expect -- Georgia did -- I think we announced it a number of years ago, make a decision to combine its Medicaid and its state employees into a single, you know, contractor. That contractor has had some difficulties meeting the expectations of the state of Georgia. I think originally those state

ASO members were supposed to move to a new contractor in 2003, that got pushed back to July of 2004. We are now anticipating that that will probably get pushed back another one or two years. So it is something that we keep our eye on. It is an account that does not have a material impact, you know, to us on a net income side because we even have to have a separate computer system for that account. We have a separate network -- or they have a separate network for that account. It doesn't even go through the normal Georgia network. So it does look like, you know, we will retain the account throughout all of 2004.

ADAM MILLER - WILLIAMS CAPITAL GROUP - ANALYST

Okay. And then in 2005 you revisit it?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Yeah, well look, we now have, in Georgia, a new governor, a new administration from the one that, you know, made the original decision, and I think a lot will depend on how things go with the contract and whether they can stabilize the Medicaid side of it, which I understand is having some difficulties.

ADAM MILLER - WILLIAMS CAPITAL GROUP - ANALYST

Great. And can you provide just a little more color about plans for UNICARE next year? I know it sounds like you're transitioning membership to different accounts, but can you talk a little bit more about what you plan to do?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Sure, what we're seeing in UNICARE is pretty much the strategy, you know, is playing out over a period of time. Transitioning UNICARE from -- because of where we started with John Hancock and Mass Mutual, you know, larger jumbo national accounts, which was primarily ASO business, to more, you know, regional, smaller employers on a more fully insured basis. We have gone from, you know, a couple of years ago, the majority of UNICARE lives were ASO. Now the majority are insured as we grow more the middle market and individual and small group, and I think you will continue to see that as UNICARE becomes a relatively strong regional player, you know, in the targeted geographies that it has.

ADAM MILLER - WILLIAMS CAPITAL GROUP - ANALYST

Great. Thank you.

OPERATOR

Our next question is from Ed Kroll with SG Cowen.

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Good morning, Ed.

ED KROLL - SG COWEN - ANALYST

Good morning. Just a quick question on days -- days in medical claims payable. I know you had -- you kind of bumped up at September 30 because of the Cobalt acquisition, but just generally speaking would you think the trend in days in '04; say on a same store basis, would be downward, sort of the same thing that would be driving your SG&A downward, the technology investments? Is there a correlation there?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Well, we hope so. Obviously, our goal is to improve administrative simplicity. We have a number of initiatives we're going to roll out to try to improve connectivity and get away from paper to a more electronic flow. I think those are ultimately going to reduce our administrative costs and speed up payment times, which I think will certainly improve our relationships with physicians and hospitals, and I would certainly be disappointed with the investments that we're making if we're not seeing a decline in days payable. That being said, though, I think you can, you know, be assured that the level of conservativism or the consistency of our reserving methodology will stay in place. That is the way we do business. And so any decline will be because we've actually speeded up how fast we pay a claim.

ED KROLL - SG COWEN - ANALYST

Okay, great. And you always give us a good reconciliation on --

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Oh, we will continue to do that.

ED KROLL - SG COWEN - ANALYST

Okay. Great. Thanks.

OPERATOR

Our next question is from Eric Veiel with Wachovia.

ERIC VEIEL - WACHOVIA - ANALYST

Okay. Dave, real quick, can you give us total business mix in '04, fully insured versus ASO?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Fully insured versus ASO -- I think if you look at the revenue guidance that I gave you, broken out between premiums and management services, I think you will see a slightly faster growth in the ASO than in fully insured. And I don't have the specific numbers.

ERIC VEIEL - WACHOVIA - ANALYST

You don't have it for membership, specifically?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

I don't have it, you know, with me, but that is something that we can discuss on January 27, I will make sure I have that.

ERIC VEIEL - WACHOVIA - ANALYST

Great, thanks very much.

OPERATOR

Our next question is from Patrick Jamgosen with Neuberger Berman.

PATRICK JAMGOSEN - NEUBERGER BERMAN - ANALYST

Good morning, David.

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Good morning, Patrick.

PATRICK JAMGOSEN - NEUBERGER BERMAN - ANALYST

Is there something abnormally strong about the fourth quarter that the first quarter of '04 will be down sequentially?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

The first quarter, you will always see we historically run quite a bit higher administrative costs. First quarter is one where we bring on more cases that will be the biggest growth quarter throughout the year. We wind up trying to, you know, handle that with overtime and you will just see a lot more admin and then that admin comes down, you know, throughout the year as, you know, all of that setup stuff, you know, disappears. I think as -- I think one of the other callers said, I think it is fair to say it because as -- as medical trend has come down, there is probably some portion of the upside in the numbers that were favorable development from the third quarter and other quarters in 2003, not going back to 2002. That's probably already flushed out.

PATRICK JAMGOSEN - NEUBERGER BERMAN - ANALYST

Okay. But in the last seven years of data, Q1 has always been up sequentially for WellPoint. And I'm just trying to gauge a level of conservativism because your estimate is actually down from what you earned in the third quarter, as well.

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

And it's over 20% higher than what we earned in the first quarter of 2003. So...

PATRICK JAMGOSEN - NEUBERGER BERMAN - ANALYST

Okay. But I mean do you think the $1.72 run rate in the fourth quarter is a good number for what the business is running at today? Or is it inflated by a certain amount?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

You know, there may be some small amount of development from prior quarters as we're seeing medical trend actually come in better than what we had anticipated earlier in 2003. And historically, the first quarter is a lower -- it's a good medical care ratio quarter, but it is a lower earnings quarter for us. And what we are guiding to for the year 2004, we're up a little over 15% first quarter over the prior year first quarter is up over 20%. So...

PATRICK JAMGOSEN - NEUBERGER BERMAN - ANALYST

Okay, and I guess how come we haven't seen that pattern historically?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

You know, we've been in fairly unusual times the last couple of years. I mean, you know, think about it; the last two years we've had well in excess of 30% earnings per share growth, not 15% earnings per share growth. I don't think I could look any of you all in the eye and say we're a 30% earnings per share grower on a long-term basis. Certainly it's not reflected in the stock price that anybody thinks we are. I think the growth rate that we're assuming in 2004 is a solid growth rate. I think it's certainly an achievable one, one that we're willing to commit to our shareholders to try to achieve and, you know, that is a much slower growth rate than the last two, two and a half years. Still, I think, you know, quite acceptable and one that will require, obviously careful focus by our management team.

OPERATOR

Our next question is from Carl Brown with Kramer Rosenthal.

CARL BROWN - KRAMER ROSENTHAL - ANALYST

Hey, David.

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Hi, Carl.

CARL BROWN - KRAMER ROSENTHAL - ANALYST

I wondered if you could tell me what the effect of benefit buy downs was in both 2003 and what your expectations are for 2004?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

In 2003 we said was just a little less than 200 basis points and I'm going, you know, out on a limb to say that 2004 will be just slightly higher than that, maybe a little over 200 basis points. Normally I would have said higher but I've always been, for three years now, wrong by anticipating more buy downs than we've actually got. So, you know, I think we might see and we are certainly, right now, planning for a little bit more buy down than what we had seen in 2003, it's just surprising to me that it isn't more.

CARL BROWN - KRAMER ROSENTHAL - ANALYST

And do you have any visibility into what employers are -- how much of the medical cost increase employers might be shifting to employees? Through either higher deductibles or deductions from payroll?

DAVID COLBY - WELLPOINT HEALTH NETWORKS INC. - EVP AND CFO

Yeah, we absolutely know what employers are doing in terms of higher deductibles or co-pays. That gets into our equation and the actuaries need to know that information. We are not always 100% familiar with what the employer has decided to do with what portion of the premium dollar is shared with the employee, because all we see is the monthly check that we get and we don't know whether it came from the employer or the employee. It all comes from the employer, but whether the employer got it from the employee, we don't always know.

CARL BROWN - KRAMER ROSENTHAL - ANALYST

Okay. Thanks.

OPERATOR

Ladies and gentlemen, thank you for joining us. This concludes today's conference call. You may now disconnect.